TeleCommunication Systems, Inc. 275 West Street Annapolis, MD 21401 Thomas M. Brandt, Jr. Sr. Vice President & CFO Voice: 410/280-1001 Confidential Fax: 410/280-1048 tbrandt@telecomsys.com

October 6, 2011

BY EDGAR AND BY FEDERAL EXPRESS

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attn: Kathleen Collins

Re:	TeleCommunication Systems, Inc.

Annual Report on Form 10-K for the Year Ended December 31, 2010

Filed March 7, 2011

File No. 000-30821

Dear Ms. Collins:

We have received your comment letter dated September 23, 2011 (the “Comment Letter”) in connection with your review of TeleCommunication Systems, Inc.’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2010 filed on March 7, 2011 (the “Annual Report”).

This letter is submitted on behalf of the Company in response to your Comment Letter and the responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your Comment Letter. For your convenience, your comments have been reproduced below, together with our responses.

Comment No. 1:

Critical Accounting Policies and Estimates, Impairment of Goodwill, page 41

Your disclosure indicates that the fair value of your reporting units exceeded their carrying value, such that you did not believe any reporting units were at significant risk of failing your impairment test. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please tell us and tell us your consideration to disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	discussion of the degree of uncertainty associated with the key assumptions; and

•

description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value, including changes in market capitalization.

U.S. Securities and Exchange Commission

October 6, 2011

If you have determined that the estimated fair value substantially exceeds the carrying value of all of your reporting units, please consider disclosing this in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: For the year ended December 31, 2010, the Company concluded that the fair value of all reporting units substantially exceeded their carrying values. For the purpose of evaluating goodwill for impairment, the Company tests at the reporting unit level within each of the Company’s two business segments. These two business segments provide the most meaningful and relevant information to investors. Our valuation methods are:

•

discounted cash flow models in which cash flows anticipated over future periods are discounted to their present value using an appropriate rate of return, depending on the size and risk of the reporting unit, and

•	a market approach, comparing our business unit values with the available market value data of similar businesses.

For discounted cash flow models, estimates for projected growth rates and margins used to project cash flows are based on historical data, comparable companies’ data and external information about future trends.

Commercial Segment

Goodwill for the Commercial Segment is tested based on two reporting units: Navigation, and Other Commercial (which comprises our text messaging and location-based, including E9-1-1, technology business). These reporting units are defined by their common traits, overlapping customers, methods of providing service, and by software based technology products being delivered on a common set of architecture platforms.

The Company’s goodwill analysis related to the Navigation reporting unit resulted in the fair value of the reporting unit that exceeded the carrying value, and there was no indication of an impairment. The projected revenues and forecasted cash flows were based on management’s best estimate of the growth in the customer and subscriber bases. The projection numbers are in line with the metrics from comparable public companies in the same space.

The Company’s goodwill analysis related to the Other Commercial reporting unit resulted in the fair value of the reporting unit that exceeded the carrying value. Historical growth rates along with the general industry trends were used to estimate future revenue figures, cash flow forecasts, and discount rates. We considered a range of discount rates in our analysis and none of the rates in the range would have affected the conclusions.

Government Segment

Goodwill for the Government Segment is tested based on two reporting units included in the segment: the Government Solutions Group (“GSG”) unit and Cyber Intelligence unit.

The Company’s goodwill analysis for the GSG unit resulted in a fair value that exceeded the carrying value. The method used to evaluate GSG goodwill was primarily comparison to similar public companies’ trading multiples.

The Company’s goodwill analysis related to the Cyber Intelligence reporting unit resulted in a fair value that exceeded the carrying value of the reporting unit, and that no impairment was required. Cyber Intelligence is in one of the fasted growing technology sectors because of the increased threats to government and civilian computer infrastructure. The Cyber Intelligence revenues and estimated weighted average cost of capital were based on management estimates, which are supported by current contracts and potential opportunities.

U.S. Securities and Exchange Commission

October 6, 2011

For future filings, the Company will expand its disclosure of the goodwill impairment analysis to provide additional information regarding our reportable segments and the relative level of risk of impairment. In the future, if we determine that any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and are potentially at risk of failing step one of our goodwill impairment analysis, we will include the necessary disclosures.

In addition to the table indicating goodwill by segment in the footnotes, our planned disclosure in future filings will be included in the critical accounting policies section within our Management’s Discussion and Analysis of Financial Condition and Results of Operations. Precise disclosure will depend on the analysis performed at the time. The template that we intend to follow is illustrated below:

“Impairment of Goodwill. The Company performs an annual analysis of goodwill impairment in the fourth quarter or sooner should there be an indicator of impairment. Our valuation methods include discounted cash flow models in which cash flows anticipated over future periods are discounted to their present value using an appropriate rate of return, depending on the size and risk of the reporting unit and a market approach, comparing our business unit values with the available market value of similar businesses. Our estimates for projected growth rates and margins used to project cash flows are based on historical data, comparable companies’ data and external information about future trends.

At December 31, 20XX, goodwill was $X. Our assessment of goodwill in the current reporting period indicated that the fair value of our reporting units substantially exceeded their carrying value. As such, we did not believe any reporting units were at significant risk of failing our impairment test.

The Company periodically analyzes whether there are any indicators of impairment, such as a sustained, significant decline in the Company’s stock price and market capitalization, a decline in the Company’s expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, and/or slower than expected growth rate, among others factors. The valuation model involves a significant amount of judgment in determining if an indicator of impairment has occurred. There is also a degree of uncertainty associated with these judgments, estimates and key assumptions. If we cannot accurately predict the amount and timing of any of these factors or other business risks, we may be required to record a significant non-cash charge in our financial statements during the period in which any impairment is determined, negatively impacting our results of operations.”

Comment No. 2:

Results of Operations, Page 45

We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. For example, the company experienced a 50% increase in government services revenue in 2010, and your disclosure indicates that these increases were the result of the revenue contributions from the Solvern and Sidereal acquisitions in late 2009, as well as the new and expanded-scope contracts for satellite airtime services using teleport facilities, and field support. Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business (i.e., number of subscribers, messages processed, etc.). Refer to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.

Response: The Company notes the Staff’s comments and we have reviewed SEC Release 33-8350 and Section III.D of SEC Release 33-6835 and will provide enhanced and expanded disclosures in future filings. The Company will provide additional detail on key contributors to fluctuations in revenues and expenses. In addition to the current tabular comparison of results, it will include additional information on material contributions from new solutions and services, more detail on key performance indicators of our results, and will quantify material drivers of our results.

U.S. Securities and Exchange Commission

October 6, 2011

Comment No. 3:

Note 1. Significant Accounting Policies; Goodwill, Page F-8

Tell us how you considered disclosing the changes in the carrying amount of goodwill during the periods presented by reportable segment pursuant to ASC 350-20-50-1. In your response, provide us with your reconciliation of changes in goodwill from December 31, 2009 to December 31, 2010.

Response: The Company believes all material changes to goodwill, which related to the 2009 acquisitions, were disclosed in footnote 2, Acquisitions, to the consolidated financial statements included in the Annual Report on Form 10-K. Subsequently, the Company included the following table in its interim 10-Q filings for the periods ending March 31, 2011 and June 30, 2011, and will continue to do so in future filings.

The changes in the carrying amount of goodwill are as follows:

	Commercial Segment	Government Segment	Total

Balance at December 31, 2008	$1,813	$—	$1,813

2009 Acquisitions	125,065	37,472	162,537

Balance at December 31, 2009	126,878	37,472	164,350

Reclassifications, adjustments and other	(4,425)	(783)	(5,208)

Balance at December 31, 2010	$122,453	$36,689	$159,142

2009 Acquisitions were, LocationLogic, Solvern, Sidereal and NIM.

The reclassifications, adjustments and other during 2010 relate to the finalization of the 2009 purchase price allocations. Prior to the end of the measurement period for the final purchase price allocation, which is not to exceed 12 months from the respective acquisition dates, if information becomes available which would indicate adjustments are required to the purchase price these adjustments will be included in the price allocation retrospectively.

Comment No .4:

Note 23. Commitments and Contingencies, Page 34

You disclose that not reserve has been reported for your shareholder class action lawsuit. If there is at least a reasonable possibility that a loss may be incurred, in your next period filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 420-20-50.

U.S. Securities and Exchange Commission

October 6, 2011

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. In your response, please tell us how you considered the October 5, 2009 approved court settlement of this matter and your insurance coverage referred in your disclosure in estimating the reasonably possible loss. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, and effort should be made to develop estimates for purpose of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Response: We have reviewed this matter and have concluded that disclosure is no longer required under Item 103 of Regulation S-K. Accordingly, the disclosure will not be included in the Company’s future periodic reports.

Comment No 5:

Exhibit 23.1

The consent located in Exhibit 23.1 is not signed. Revise your Form 10-K to include a signed consent in accordance with Item 601 of Regulation S-K.

Response: We hereby confirm that we have in our possession the manually signed auditor’s consent filed as Exhibit 23.1 to our Form 10-K and that we have had the signed consent in our possession since the date of filing, March 7, 2011. We plan to promptly file the signed auditor’s consent under cover of Form 8-K.

General

As requested, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *     *

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (410) 280-1001 should you have any questions concerning this letter or require further information.

Sincerely,

TELECOMMUNICATION SYSTEMS, INC.

By:	/s/ Thomas M. Brandt, Jr.

Thomas M. Brandt, Jr.
Senior Vice President and Chief Financial Officer